exhibit (g)(4)

                    [Letterhead of Henkel KGaA]


                        November 19, 1996


BY FACSIMILE

The Special Committee
 of the Board of Directors
Loctite Corporation
10 Columbus Boulevard
Hartford, CT 06106

Members of the Special Committee:

           We have learned from your press release and filing on
Schedule 14D-9 about your present thinking and decisions. We view your decision to seek to sell the Company as an important step furthering the interests of Loctite's stockholders. Of course, we are disappointed that you have determined not to recommend acceptance of our offer. Your announcement indicated that you have instructed your advisors to contact potential buyers. We expect that you and your advisors will include Henkel among those contacted. We remain highly interested in entering into a negotiated transaction with Loctite and are prepared to meet promptly with you and your advisors with a view toward accomplishing that goal and to discuss our offer.

           In exploring the interests of other parties, we expect that we will be furnished, in a timely fashion, the same information made available by Loctite to any other interested parties, and that we will be provided with a reasonable opportunity to respond to any competing offer. In particular, we believe it would be inappropriate, should you be inclined to accept an acquisition proposal from a third party, for Loctite to agree to any break-up fees, stock or asset options or similar "lock-up" arrangements that might be designed to preclude a response from Henkel.



                                  Very truly yours,

                                  [Winkhaus Signature]

                                  Dieter Winkhaus



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